QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1.1

CROSS COUNTRY ANNOUNCES BOARD DEPARTURE

BOCA RATON, FL, August 30, 2002/PR Newswire-FirstCall/—Cross Country, Inc. (Nasdaq: CCRN) announced today that Bruce A. Cerullo has resigned from the company's board of directors to devote his full energies to an investment in a non-competitive health care business. Mr. Cerullo had been a director since December 1999.

Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The company has an active client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. More information on Cross Country, Inc. can be obtained from our website, www.crosscountry.com.

        ####

For further information, please contact:
Susan Eccher, Director, Investor Relations at 877-686-9779
Brian Hekman, Director, Corporate Communications at 800-998-5187

QuickLinks

CROSS COUNTRY ANNOUNCES BOARD DEPARTURE